

July 27, 2011

<u>Via Facsimile</u>
Mr. Carl Bass
Chief Executive Officer and President
Autodesk, Inc.
111 McInnis Parkway
San Rafael, California 94903

      Re: Autodesk, Inc.
             Form 10-K for the Fiscal Year Ended January 31, 2011
             Filed March 18, 2011
             Form 10-Q for the Quarterly Period Ended April 30, 2011
             Filed June 3, 2011
             File No. 000-14338

Dear Mr. Bass:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Patrick Gilmore

                       Patrick Gilmore
                       Accounting Branch Chief